NU HORIZONS ELECTRONICS CORP.

Computation of Per Share Earnings

EXHIBIT 11

	For The Year Ended
	February 28, 2003	February 28, 2002	February 29, 2001

BASIC EARNINGS:

Net income	$(2,511,238)	$2,219,676	$35,352,085

SHARES

Weighted average number of common shares outstanding	16,663,817	16,574,911	16,213,084

Basic earnings per common share	$(.15)	$.13	$2.18

DILUTED EARNINGS:

Net income as adjusted	$(2,511,238)	$2,219,676	$35,352,085

SHARES:

Weighted average number of common shares outstanding	16,663,817	16,574,911	16,213,084

Stock options	754,922	855,421	1,532,991

Weighted average number of common shares outstanding as adjusted	17,418,739	17,430,332	17,746,075

DILUTED EARNINGS PER COMMON SHARE	$(.14)	$.13	$1.99